UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                          Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation for Capital Markets day, dated February 27, 2025	3

2025 Capital Markets Day - 1 - Capital Markets Day February 27, 2025

2025 Capital Markets Day - 2 - Disclaimer This document has been prepared by GRIFOLS, S.A. (Grifols or the “Company”) exclusively for use during the 2025 Capital Markets Day on February 27, 2025. Therefore, it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore, no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about Grifols based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

2025 Capital Markets Day - 3 - Time (UK; pm) Topic Presenter 12:30 – 1:30 Registration & welcome lunch 1:30 – 5:00 Welcome Daniel Segarra, VP Investor Relations and Sustainability Investment proposition and vision Nacho Abia, Chief Executive Officer Unlocking significant value by prioritizing free cash flow growth Rahul Srinivasan, Chief Financial Officer Break Value creation plan Roland Wandeler, President Biopharma Nacho Abia, Chief Executive Officer Final remarks Nacho Abia, Chief Executive Officer Q&A 5:15 – 7:00 Drinks Reception Agenda

2025 Capital Markets Day - 4 - Today’s objectives 2025 Capital Markets Day - 4 - 01 Meet Grifols’ Management 02 Introduce our company and investment proposition 03 Present our Strategic Plan, targets and growth drivers 04 Discuss our financial framework 05 Answer your questions

2025 Capital Markets Day - 5 - Today’s presenters Rahul Srinivasan Chief Financial Officer Roland Wandeler President Biopharma Nacho Abia Chief Executive Officer

2025 Capital Markets Day - 6 - Nacho Abia Chief Executive Officer Investment proposition and vision 01.

2025 Capital Markets Day - 7 - 2025 Capital Markets Day | CEO Remarks 1 3 Our strong foundation 5-yr Strategic Plan and 10-yr vision 2 Compelling investment proposition

Our strong foundation



Beginnings - 1909

Foundation of Instituto Central de Análisis Clínicos, Bacteriológicos y Químicos in Barcelona

Industry pioneers

1940-1958

- Laboratorios Grifols opened in Barcelona
- Production of the first lyophilized plasma in Spain
- Development of the plasmapheresis technique
- Operations of Spain's 1st fractionation facility start

Internationalization

1995-2003

- 3rd European company to earn FDA approval for installations and biological medicine
- Acquisition of SeraCare (Biomat) and its plasma centers
- Acquisition of Alpha Therapeutic Corporation Mitsubishi assets

A listed company

2006-2011

- Stock market launch in Spain (Ibex-35)
- Stock market launch in the U.S. (Nasdaq Biotech) through ADRs

Global expansion

2011-2019

- Acquisition of Talecris Biotherapeutics
- Acquisition of Novartis transfusion diagnostic business unit
- Acquisition of Hologic's NAT donor screening unit
- Acquisition of plasma centers in Germany
- Strategic alliance with SRAAS

Bolstering innovation

2020-2022

- Acquisition of Alkahest
- Acquisition of GigaGen
- Acquisition of Biotest

Reshaped company for profitable & sustainable growth

2023-2024

- Implemented the Operational Improvement Plan
- Turnaround plan leading to solid financial and operating profile
- Accelerating innovation and digital
- SRAAS partial divestment
- Laser focus on cash flow generation
- Strengthened governance and new leadership

2025 Capital Markets Day - 8 - GRIFOLS

2025 Capital Markets Day - 9 - 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 6,000 6,500 7,000 7,500 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Our strong foundation Proven track-record delivering substantial growth €m in revenues IBBI Haema Biotest US 24 plasma centers MedKeeper* Hologic NAT Screening Access Biologicals* & GigaGen* Kiro* IBBI* Progenika* Alkahest* Taiwan & Indonesia Novartis Diagnostic Kiro* Hong Kong Progenika* Dubai Talecris, Canada China, Colombia, Scandinavia Switzerland, Australia PlasmaCare y Baxter centers Alpha Therapeutic Corporation Mitsubishi assets (Entrance in the U.S.) SeraCare Italy UK GE Portugal LATAM Eastern Europe BCN plant obtains FDA approval Araclon* MedKeeper Green Cross Alkahest SRAAS* BPL Kedrion GigaGen Biotest* (*) Partial acquisition; Legend: Legend: (i) Acquisitions & (ii) entry in new geographies Access Biologicals

2025 Capital Markets Day - 10 - Our strong foundation Doubled revenue and EBITDA over the last decade Doubled revenue in the past decade… … with multiplier effect on profitability levels 2004 2014 2024 2004 2014 2024 0.5 3.4 7.2 0.1 0.9 1.8 x7 x2 x19 x2 Revenue (bn€) Adjusted EBITDA (bn€)

2025 Capital Markets Day - 11 - Our strong foundation Built foundations for future growth Invested for business growth • A market leading presence with strong growth fundamentals • Reinforced pipeline with Biotest new assets • Expanded plasma supply capabilities • Pioneered strategic partnerships (Egypt, China and Canada) • Performed necessary investments to enable business growth Redefined the organization model • Strengthened governance and renewed leadership • Established and empowered key functions • Reshaped organization structure • Formalized sustainability function Streamlined operations and increased resilience • Achieved savings through the implementation of an operational improvement plan • Launched yield transformation program with initial impacts • Established a continuous improvement culture • Focused on cash generation and deleveraging

2024 highlights

Performance far exceeding or in-line with our 2024 guidance

- Solid **business momentum** driven by consistent **underlying demand** across our **extensive** and **diversified portfolio**
- Robust financial performance **exceeding revenues and FCF generation guidance**
- Q4 and 2024 **Revenues and Adjusted EBITDA reach new heights**
- **Strengthened balance sheet** through **SRAAS asset sale, organic deleveraging and enhanced liquidity**
- Achieved all 2024 **innovation milestones**
- **Strengthened governance** and **leadership team**

2024 financials

Revenue
€7,212m
+10.3% cc

EBITDA Adj.
€1,779m
Margin 24.7%

FCF pre-M&A[1]
€266m
+€442m vs. 2023

Leverage ratio[2]
4.6x

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period. See annexes for reconciliations.
[1] FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; [2] Defined as per the Credit Agreement

2025 Capital Markets Day - 12 - GRIFOLS

2025 Capital Markets Day - 13 - Governance Strengthened corporate governance A highly experienced and diverse Board of Directors Appointed in 2024 Independent directors 6 Members with an international nationality 46% <3 years tenure 54% Broad expertise and know-how healthcare 54% plasma 38% life, tech & innovation 69% financial and accounting 54% ✓ Executive Chairman and CEO roles split ✓ Chairman turned Non-Executive ✓ Separation of ownership from management Thomas Glanzmann Non-executive Chairman Nacho Abia Chief Executive Officer Raimon Grifols Roura Proprietary Director | Vice-Chairman Víctor Grifols Deu Director | Proprietary Tomás Dagá Gelabert Director | Other external Íñigo Sánchez-Asiaín Mardones Director | Independent Enriqueta Felip Font Director | Independent Susana González Rodríguez Director | Independent Montserrat Muñoz Abellana Lead Independent Director Anne-Catherine Berner Director | Independent Pascal Ravery Director | Independent Paul S. Herendeen Director | Proprietary Albert Grifols Coma-Cros Director | Proprietary Chairman/CEO Proprietary and other external Independent

2025 Capital Markets Day - 14 - Leadership Seasoned management team to lead our Strategic Plan • Forum with representation of core areas • Focused on making company-wide decisions Rahul Srinivasan Chief Financial Officer (since 2024) Nacho Abia Chief Executive Officer (since 2024) Roland Wandeler President Biopharma (since 2024) Jordi Balsells President Plasma (since 2022) Antonio Martínez President Diagnostic (since 2013) David Bell Chief Corporate Affairs & Legal Officer (since 2003) Camille Alpi Chief HR Officer (since 2024) Daniel Fleta Chief Industrial Services (since 2001) CEO Extended Executive Committee Executive Committee Board of Directors • Forum with representation of all the company functions • Ensure top management has visibility on company performance and key priorities

2025 Capital Markets Day - 15 - 2025 Capital Markets Day | CEO Remarks 1 3 Our strong foundation 5-yr Strategic Plan and 10-yr vision 2 Compelling investment proposition

2025 Capital Markets Day - 16 - Managing the whole supply chain from donor to patient Vertically integrated Benefit from leadership and scale backed by 110+ years legacy Scaled and top-tier player Compelling investment proposition A global company with strong fundamentals and unparalleled potential to unlock further value Executing our value creation plan to reach our vision and increase shareholders return High single-digit growth plasma industry with compelling prospects Attractive high-potential industry Industrial and plasma capacity in place to fuel future growth Well-invested 1 2 3 4

2025 Capital Markets Day - 17 - ~30bn€ Global plasma market Attractive and high-growth potential industry Compelling investment proposition High single-digit growth industry at the intersection of industrial and pharmaceutical sectors Plasma as established standard of care Rising demand for plasma proteins in emerging markets A number of targeted diseases remain under-diagnosed Large potential from new indications and proteins Lack of cost-effective alternatives 1

2025 Capital Markets Day - 18 - Uniquely positioned as a leading and scaled global player Compelling investment proposition Grifols is one of the top 3 leading global players with a clear competitive advantage Global presence with diversified revenue base Well-established safety and quality record Industrial and plasma collection capacity in place to fuel growth Solid innovation pipeline across 4 therapeutic areas Experienced management team with proven track-record Strong client perception with brands highly recognized 2

2025 Capital Markets Day - 19 - Compelling investment proposition Capturing value through vertical integration Management of the entire value chain ✓ Supply reliability ✓ Safety and quality ✓ Cost control ✓ Faster response times to market changes Robust plasma-center network centers Strong manu-facturing footprint Diversified commercial presence PATIENT Plasma collection Testing, manufacturing, formulation Commercialization and distribution DONOR Solid testing capabilities (Diagnostic) Large expertise in optimizing and gaining efficiencies throughout the process 3

2025 Capital Markets Day - 20 - Compelling investment proposition Highly strategic and global network allowing us agility in a dynamic environment Barcelona (Parets) Los Angeles North Carolina (Clayton, RTP) Dublin Montreal Dreieich New Cairo 298 DCs 10 DCs 12 DCs 98 DCs Manufacturing plants Future Manufacturing plants Donor centers Note(s): (1) Bubble size is relative to manufacturing capacity; (2) donor centers data at end of 2024 • 400+ plasma centers across the globe • Productions sites: • 7 manufacturing locations for Biopharma • 100+ markets served Biopharma network 4

2025 Capital Markets Day - 21 - 2025 Capital Markets Day | CEO Remarks 1 3 Our strong foundation 5-yr Strategic Plan and 10-yr vision 2 Compelling investment Proposition

2025 Capital Markets Day - 22 - 5-yr Strategic Plan and 10-yr vision OUR VISION & MISSION OUR VALUES & BEHAVIORS Commitment to sustainability Financial and capital allocation discipline Plasma & Industrial network Talent & performance culture IT, Digital & Analytics Enablers Core principles OUR AMBITION BY BUSINESS BIOPHARMA Become an industry leading biopharma company in plasma and beyond, with best-in-class portfolio and leading productivity DIAGNOSTIC Improve Donor and Patient care by enhancing Laboratorians with innovative Dx solutions BIO SUPPLIES HEALTHCARE SOLUTIONS Innovation Our value creation framework

2025 Capital Markets Day - 23 - We foresee a future where every patient in the world has access to our life-enhancing therapies and solutions Vision Mission Innovate to deliver differentiated biopharma therapeutics and unique diagnostic solutions globally and sustainably Our vision and mission Ensure all patients have access to our trusted treatments and healthcare solutions

2025 Capital Markets Day - 24 - 5-yr Strategic Plan and 10-yr vision 10-year vision with a 5-year plan • Detailed and greater visibility • Value Creation Plan in place to deliver on revenues growth, margin expansion & free cash flow growth • Industrial & plasma supply in place to deliver growth 2025-2029 2034 vision • Use the 2029 Strategic Plan guidance as a stepping stone towards our longer-term 2034 vision • Decision-making for some areas that require a wider vision • Goals to break new ground going beyond current capabilities and market conditions

2025 Capital Markets Day - 25 - 5-yr Strategic Plan and 10-yr vision Setting the foundation to reach ~€14bn revenues in 2034 Revenue (bn€) Adjusted EBITDA (bn€, % for margin) FCF pre-M&A1 (bn€; % for FCF conversion 2 ) 7.2 ~10.0 ~14.0 2x 1.8 ~ 2.9 1.6x 24.7% 29-30% 2024 2029 2034 0.3 ~1.2 4x 15% ~40% Note: 2025-2029 projections based on current FX 1 FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex 2 FCF conversion = FCF pre-M&A/Adj. EBITDA FCF conversion

5-yr Strategic Plan and 10-yr vision

We aim to achieve ~€10bn revenues in 2029 driving EBITDA margin to ~29-30% and FCF conversion to ~40%

Revenue
(bn€)

Adjusted EBITDA
(bn€, % for margin)

FCF pre-M&A[1]
(bn€; % for FCF conversion[2])


1.4x
7.2
~10.0
1.6x
1.8
24.7%
~ 2.9
29-30%
4x
0.3
~1.2
2024
2029
FCF conversion²
15%
~40%

Value-driven capital investment

- Disciplined capital allocation
- Harvesting full organic potential
- No major changes in business perimeter

Biopharma business

- New proteins launch
- Operational improvement plan
- IRA impact on US price

Controlled expenses growth

- Maintaining SG&A cost discipline
- Harnessing operational leverage to reinvigorate R&D
- Progressing digitalization

Note: 2025-2029 projections based on current FX
[1] FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex
[2] FCF conversion = FCF pre-M&A/Adj. EBITDA

2025 Capital Markets Day - 26 - GRIFOLS

2025 Capital Markets Day - 27 - 5-yr Strategic Plan and 10-yr vision Clear path to deliver on revenue growth and margin expansion Strong revenue growth … … and expansion of EBITDA margin • Mostly driven by Biopharma in the next 5 years (~7% CAGR) • IgG high-single digit growth • Fibrinogen launch as leading therapy • Alpha-1 & specialty products well-positioned as trusted provider worldwide • Diagnostic expected to increase at ~5% CAGR • Biopharma mainly due to: • Increased plasma utilization (new proteins launches) • Operational efficiencies (plasma CPL) • Yield improvements • Optimization of plasma mix • Diagnostic due to economies of scale in the commercial and service functions Value creation plan in place to support revenue growth and EBITDA margin expansion

5-yr Strategic Plan and 10-yr vision

Clear value creation levers offer a unique potential for Grifols

Liter economics by plasma utilization (illustrative)



Revenue per Liter
Fibrinogen & Trimodulin
Others
Alpha-1 AT
IgG
Albumin
Pipeline execution
(Expand products & indications)
C
A
Commercial growth
(increase revenue – volume & price)
CPL
(Cost per Liter)
B
Margin Expansion
(CPL optimization)
0%
% of plasma utilization
100%
+

Ⓓ Cash Mindfulness – end-to-end supply chain excellence

Ⓐ Commercial growth

- Drive **profitable IG growth** as core
- Sustain **leadership position in Alpha-1**
- Successfully **launch Fibrinogen**

Ⓑ Margin Expansion

- Set up & deliver **a yield optimization** program
- Enhance **E2E efficiencies** (e.g., CPL optimization)

Ⓒ Pipeline execution

- Accelerate **current pipeline execution**
- **Explore new models** to create value in the future

Ⓓ Cash Mindfulness

- Net **working capital** optimization
- Improve **capital allocation**
- Drive **cost** and **cash efficiencies** across the board

2025 Capital Markets Day - 28 - GRIFOLS

2025 Capital Markets Day - 29 - Key Takeaways Success story led to doubling revenue and EBITDA over last decade and built foundations for growth 1 We aim to double revenues again in the next decade reaching ~14 bn€ by 2034 with ~10 bn€ revenues by 2029 with 29-30% EBITDA margin 2 4 Value Creation Plan in place to support the Strategic Plan 2025 Capital Markets Day - 29 - 3 Free Cash Flow pre-M&A to reach ~1.2bn€ and a ~40% conversion rate by 2029

2025 Capital Markets Day - 30 - Rahul Srinivasan Chief Financial Officer Unlocking significant value by prioritizing free cash flow growth 02.

2025 Capital Markets Day - 31 - 2025 Capital Markets Day | CFO Remarks 1 3 2024 Highlights 2025-2029 Strategic Plan 2 2025 Guidance 4 Capital allocation framework

2024 Highlights | A record year

Delivering significant growth vs. prior record in 2023

Revenues

(in bn€, % growth at cc)


~10%
6.6
7.2
2023
2024

- Performance driven by **strong sales** across the board
- **Biopharma** driven by **key proteins** led by **immunoglobulin**'s double-digit growth

EBITDA[1]

(in bn€, % growth)


Reported EBITDA
Adjusted EBITDA
+21%
+32%
1.2
1.5
1.6
1.8
18.8%
22.4%
22.6%
24.7%
2023
2024

- **Strong EBITDA growth**
- **Greater convergence** of **reported** & **adjusted EBITDA**
- **Margin improvement** driven by:
  - CPL reduction
  - Volume growth
  - Yield improvements
  - Operational leverage and cost discipline

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excl. exchange rate fluctuations over the period

[1] Adjusted EBITDA is defined as reported EBITDA on a P&L basis plus: (i) extraordinary, unusual, or non-recurring charges and expenses; (ii) any other non-recurring costs of doing business; minus (iii) non-recurring revenues and earnings.

2025 Capital Markets Day - 32 - GRIFOLS

2024 Highlights | A record year

Far exceeding FCF generation guidance, continued deleveraging progress

Free Cash Flow (pre-M&A)[1]
(in bn€, % at cc)


+0.5
0.3
-0.2
2023
2024

- **Free Cash Flow generation driven by**
  - Significantly higher EBITDA
  - CPL reduction
  - Yield improvements
  - Granular inventory and net working capital management
  - Lower restructuring and transaction costs

Leverage ratio[2]


-1.8x
6.4x
4.6
Q4'23
Q4'24

Liquidity €~1.1bn €~1.9bn[3]

- Significant **deleveraging** achieved
- **Strengthened** balance sheet and liquidity

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excl. exchange rate fluctuations over the period; [1] FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; [2] Defined as per the Credit Agreement; [3] Cash and cash equivalents of €980m + unused credit facilities €1,279m - unused RCF facilities maturing in Nov 2025 c€399m.

2025 Capital Markets Day - 33 - GRIFOLS

2025 Capital Markets Day - 34 - 2024 Highlights | A record year Balance sheet de-risking substantially progressed; continued focus on boosting free cash flow generation and organic deleveraging Debt maturity schedule (in m€) No meaningful debt maturities until Q4’27 Strong credit re-rating potential given our continued focus on free cash flow generation and deleveraging Demonstrable access to capital markets Fortress liquidity position 1 Defined as per the Credit Agreement 552 50 32 2025 50 34 2026 3,121 50 2027 11 2,129 2028 50 0 2029 2,600 50 2030 0 2036 82 84 3,172 2,139 50 2,650 552 Secured Unsecured Significantly deleveraged • Total net leverage: 4.6x1 • Net secured leverage: 2.7x1

2025 Capital Markets Day - 35 - 2025 Capital Markets Day | CFO Remarks 1 3 2024 Highlights 2025-2029 Strategic Plan 2 2025 Guidance 4 Capital allocation framework

2025 Guidance | Targeting another record year

Supported by strong momentum and positive IG market growth fundamentals, excl. IRA[1] impact, expecting ~€7.7bn revenues and ~€2.025bn Adj. EBITDA

Excluding IRA[1]

Revenues
(in bn€, % at cc)



~7%
7.2
~7.7
2024
2025

Adj. EBITDA
(in m€, % at cc)



~14%
1.8
~2.025
24.7%
~26.3%
2024
2025

Free Cash Flow (Pre-M&A)[2]	2024	2025
	266 (15% conversion rate[3])	~500 (~25% conversion rate)

- **Biopharma as key sales growth driver**:
  - IG growth in all regions and administrations, with tremendous momentum in SCIG
  - Albumin progress in international markets
  - Alpha-1 growth in the US and international markets, with new dosing launches in Europe

- **Volume impact** from Biopharma
- **Operational improvements**
  - Plasma cost optimization through streamlined organization and efficient donor center operations
  - Yield & manufacturing efficiencies
- **Tight control** of **operating expenses**

2025 Capital Markets Day - 36 - GRIFOLS

[1] Inflation Reduction Act (IRA) Part D Redesign; Note: projections based on current FX; [2] FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; [3] FCF conversion = FCF pre-M&A/Adj. EBITDA

2025 Guidance | Targeting another record year

IRA impact will depend on patient share treated under Part D

1 **Price negotiation: Plasma Derived Therapies exempt**

Negotiation targeted at drugs with greatest Medicare expenditure does not apply to plasma-derived products

2 **Inflation price ceiling: factored in**

Price increases above inflation requiring rebates to Medicare

3 **Part D redesign (relevant for us)**

Caps patient out-of-pocket cost affecting all drugs covered under Medicare Part D (e.g., orals, subQ)

- Part D redesign brings:
  - **Lower co-pay for patients,** removing access hurdles
  - **Shifting part of cost to manufacturers and payers**, specifically 20% manufacturer liability of gross spend after initial coverage phase
- Two products affected in our portfolio: **IgG & Alpha-1.** Both partly covered under Part B (medical benefit) and Part D (drug benefit), with route depending on payer and provider
- **2025 impact** will depend on actual share of patients treated under Part D, but estimated at **€100-150M**

2025 Capital Markets Day - 37 - GRIFOLS

2025 Capital Markets Day - 38 - 2025 Guidance | Targeting another record year 2025 underlying performance and guidance Revenues in million € Implied FCF conversion rate Free Cash Flow pre-M&A2 Adjusted EBITDA Actual 2024 7,212 15% 266 1,779 2025 (excl. IRA) ~7,700 ~25% ~500 ~2,025 1 Inflation Reduction Act (IRA) Part D Redesign; 2 FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex Note: projections based on current FX IRA1 impact 100-150m 2025 (incl. IRA) 7,550-7,600 ~20% 350-400 1,875-1,925 ~7% ~14% ~88%

2025 Capital Markets Day - 39 - 2025 Guidance | Targeting another record year Relative FCF drivers in 2025 vs 2024 15% ~25% Free Cash Flow pre-M&A1 in m€ (illustrative); FCF conversion rate 2 FCF 2024 EBITDA CAPEX Restructuring, transaction costs and others Interest Net working capital Taxes Others FCF 2025 (Excl. IRA) IRA impact FCF 2025 (incl. IRA) 266 ~500 350-400 ~20% 1 FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex 2 FCF conversion = FCF pre-M&A/Adj. EBITDA 2

2025 Capital Markets Day - 40 - 2025 Capital Markets Day | CFO Remarks 1 3 2024 Highlights 2025-2029 Strategic Plan 2 2025 Guidance 4 Capital allocation framework

2025 Capital Markets Day - 41 - 2025-2029 Strategic Plan Cumulative FCF generation pre-M&A of €3.5-3.75Bn and free cash flow conversion increase to ~40% Free Cash Flow pre-M&A1 (2026-2028 illustrative) 15% ~20% FCF conversion2 ~40% 2024 2025 2026 2027 2028 2029 0.3 0.35-0.40 ~1.2 +35% CAGR 3.5-3.75Bn€ Cumulative free cash flow generation pre-M&A expectation in the next 5 years (2025-2029) ~€1.75-2bn FCF pre-M&A (2024-2027) Note: 2025-2029 projections based on current FX; 1 FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; 2 FCF conversion = FCF pre-M&A/Adj. EBITDA

2025 Capital Markets Day - 42 - 2025-2029 Strategic Plan Significant organic deleveraging capacity Theoretical illustrative deleveraging profile (pre-M&A and pre-dividends; 2026-2028 illustrative) 2024 2025 2026 2027 2028 2029 4.6x ~4.0x ~1.50-1.75x Theoretical illustrative deleveraging to ~1.50-1.75x1 by 2029 (pre-M&A and pre-dividends) Significant deleveraging capacity 1 Defined as per the Credit Agreement Note: 2025-2029 projections based on current FX Net leverage target (see capital allocation framework) ~3.0-3.5x1

2025-2029 Strategic Plan

Strong revenues growth expectation led by Biopharma, with Diagnostic growth expected in the latter years


Revenues
(in bn€)
~7% CAGR
~10.0
7.2
~7%
CAGR
~5%
CAGR
2024
Biopharma
Diagnostic
Others[1]
2029

- **Strategic Plan is conservatively based on growing in line with the Biopharma market** (notwithstanding our recent track-record of growing meaningfully faster than the market)
  - **24-29 CAGR ~7%** vs. **22-24 CAGR 13%**
- **Biopharma** continues to be a **key driver**:
  - **Proteins growth:**
    - **IgG**: high-single-digit growth based on strong underlying market demand
    - **Albumin**: balanced growth with IgG
    - **Alpha-1**: leverage leading position further strengthened by key LCM projects
    - **Fibrinogen**: increasing contribution throughout 2025-2029
  - **Geographic mix:**
    - **US:** continue to deliver growth in core geography
    - **Ex-US**: continue strong ex-US growth
- **Diagnostic growth** expected in **latter stages**, with inflexion point expected in 2026/2027

Note: growth at constant currency (cc) and 2025-2029 projections based on current FX; [1] Includes the rest of BUs

2025 Capital Markets Day - 43 - GRIFOLS

2025-2029 Strategic Plan

EBITDA margin to expand by ~500bps in 5 years

Adjusted EBITDA
(in bn€)



~10% CAGR
~2.9
1.8
~10%
CAGR
~12%
CAGR
2024
Biopharma
Diagnostic
Others1
2029
EBITDA margin
24.7%
~29.5%

- **Forecasted EBITDA growth relative to revenues growth is more prudent** than our recent track-record
  - **24-29 CAGR ~10%** vs. **22-24 CAGR 23%**
- **EBITDA margin growth driven by:**
  - **Biopharma** positively fueled by:
    - CPL optimization, plasma source mix & yield improvements
    - Commercial growth
    - Product mix & Fibrinogen
  - **Diagnostic** improvement due to volume effect in both Blood Typing Solutions (Barcelona instrument launch) and Molecular Donor Screening
  - **Partially offset** by **increasing IT** and **R&D expenses**

Note: growth at constant currency (cc) and 2025-2029 projections based on current FX
[1] Includes impacts from Opex other than R&D (mainly IT), Amortizations and SRAAS

2025 Capital Markets Day - 44 - GRIFOLS

2025 Capital Markets Day - 45 - 2025-2029 Strategic Plan Growth expectations across both revenues and EBITDA are relatively uniform over the Plan period Revenues (in bn€; 2026-2028 illustrative) Adjusted EBITDA (in bn€; 2026-2028 illustrative) 2024 2025 2026 2027 2028 2029 7.2 7.55-7.60 +7% ~10.0 CAGR 2024 2025 2026 2027 2028 2029 1.8 1.875-1.925 ~2.9 +10% CAGR 24.7% ~25% ~29.5% EBITDA margin Note: 2025-2029 projections based on current FX

2025-2029 Strategic Plan

A clear CAPEX plan to support our strategic positioning and strong growth prospects

Total planned CAPEX investments
Cumulative 2025-2029, in EUR


Growth[1,2]
Maintenance[1]
Capitalized IT and R&D
~0.7bn
~2.5bn
~1.1bn
~0.7bn

[1] Growth CAPEX defined as investments made to expand the company's operations, enter new markets or develop new products, and maintenance CAPEX as expenditures related to maintain and sustain existing operations and assets
[2] Growth CAPEX includes previously identified extraordinary growth CAPEX
Note: 2025-2029 projections based on current FX

- **Limited needs to expand donor center base in US and EU**
  - Greater focus on maximizing collections per center
- **CAPEX as % of revenues** to **progressively decline to ~5% in 2029** from ~9% in 2024
- **Well invested facilities with sufficient capacity** to deal with strong growth fundamentals
- **CAPEX** spend:
  - Regular CAPEX €300-350m/year
  - IT and R&D capitalized €125-150m/year
  - Ranges from €475-575m/year in forecast period (includes Extraordinary Growth CAPEX)

2025 Capital Markets Day - 46 - GRIFOLS

2025 Capital Markets Day - 47 - 2025-2029 Strategic Plan Other drivers of Free Cash Flow pre-M&A • Inventory ‐ Necessary investment in 2025-2029 to support strong growth fundamentals ‐ CPL, yield improvements and end-to-end supply-chain efficiencies driving inventory optimization • Relatively stable receivable and payable days • Expected normalization of net working capital investment up to 3-3.5% of sales progressively over Plan period Working capital • Strong re-rating potential given continued focus on free cash flow generation and deleveraging • Scope to mitigate refinancing costs of attractively priced debt by ‐ Refinancing more expensive debt ‐ Using secured capacity if needed • Rates outlook Interest • Reduction in restructuring and transaction costs • Non-controlling interests' simplification plans (to be further addressed within Capital Allocation) Others • Principal tax jurisdictions are U.S., Ireland, Spain and Germany • Cash tax guidance on avg. ~27% on pre-tax income • Final cash tax could vary based on profit mix by jurisdiction Tax Note: FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex

2025-2029 Strategic Plan

Free Cash Flow pre-M&A generation improvements expected, ~40% EBITDA conversion rate by 2029

Free cash flow pre-M&A[1]

in billion EUR; FCF conversion rate[2]


+35% CAGR
Uniform FCF conversión improvement
0.3
~1.2
2024
EBITDA
CAPEX, R&D and IT
Interest
Others
Taxes
Net working capital
2029
15%
~40%

- Strong **Biopharma** growth and improved **Diagnostic**'s contribution to cash generation
- **~€2.5bn CAPEX investments in 5 years** support strong growth fundamentals
- **Working capital consumption** to support business growth
- **Cash interest optimization** opportunities reflecting re-rating potential, net debt evolution, and rates outlook

Note: 2025-2029 projections based on current FX; assuming conversion of reported and adjusted EBITDA from 2026 onwards
[1] FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; [2] FCF conversion = FCF pre-M&A/Adj. EBITDA

2025 Capital Markets Day - 48 - GRIFOLS

2025 Capital Markets Day - 49 - Free Cash Flow pre-M&A1 (in bn€; % as CAGR; 2026-2028 illustrative) Theoretical illustrative deleveraging profile3 (pre-M&A and pre-dividends; 2026-2028 illustrative) 2025-2029 Strategic Plan Step-change in FCF generation pre-M&A and deleveraging capacity significantly improves capital allocation optionality 15% ~20% ~40% 0.3 0.35-0.40 ~1.2 2024 2025 2026 2027 2028 2029 +35% CAGR FCF conversion rate2 Significant deleveraging 4.6x capacity ~1.50-1.75x 2024 2025 2026 2027 2028 2029 Note: 2025-2029 projections based on current FX 1 FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; 2 FCF conversion = FCF pre-M&A/Adj. EBITDA; 3 Defined as per the Credit Agreement ~4.0x

2025 Capital Markets Day - 50 - 2025 Capital Markets Day | CFO Remarks 1 3 2024 Highlights 2025-2029 Strategic Plan 2 2025 Guidance 4 Capital allocation framework

2025 Capital Markets Day - 51 - Financial framework Highly disciplined capital allocation, fully aligned with our Strategic Plan Deliver significant and sustained FCF1 growth Balance sheet strength Shareholder returns Organic business reinvestment Inorganic efforts • Net leverage target: 3.0-3.5x2 • Net debt reduction • Reinstatement of shareholder returns from 2025 onwards • Progressive and sustainable dividend policy backed by: o Delivering on FCF generation o Continued deleveraging • Scope for share buybacks within Strategic Plan • Prioritize highly accretive and necessary business re-investment opportunities • Reinvigorate R&D potential • Digitalization initiatives • Limited to corporate simplification and portfolio optimization • Funded via FCF generation whilst continuing deleveraging path • Major M&A not envisaged 1 FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex; 2 Defined as per the Credit Agreement

2025 Capital Markets Day - 52 - Capital allocation framework Corporate simplification and portfolio optimization plans Biotest • As originally planned, intend to integrate Biotest (at the right time/conditions) • High potential proteins under development • Complementary (markets and products) If executed, expected to be financed by FCF generation whilst continuing our deleveraging path; 2027 net leverage <3.5x1 .. Haema & BPC • Current intention is to exercise call option in 2026/2027 • Secure plasma supply for ex-US growth • Corporate simplification 1 Defined as per the Credit Agreement Note: 2025-2029 projections based on current FX; FCF definition and reconciliation to the Cash Flow Statement in slide 109 in the Annex

2025 Capital Markets Day - 53 - Capital allocation framework Using significant balance sheet capacity available within Plan period to further bolster strategic positioning and shareholder returns Reinstatement of progressive and sustainable dividend policy from 2025 onwards ~1.50- 1.75x 3.0-3.5x 2029 Value accretive opportunities (e.g., in-licensing, M&A) Any excess capital to be returned to shareholders in the most efficient manner Leverage Ratio (as per Credit Agreement)

2025 Capital Markets Day - 54 - Sustainability Sustainability embedded into our Strategic Plan to support long-term value for stakeholders Grounded in 6 pillars Commitment to patients and society health Environmental responsibility Responsible to our Donors and our communities Our people Business Ethics Innovation Ranked nº1 biotech company in Dow Jones Best-in-Class Indices • Included in DJSI World for fourth consecutive year • Included in DJSI Europe for fifth consecutive year 2025 industry ESG top rated according to Sustainalytics Gold Medal Increased rating to 68

2025 Capital Markets Day - 55 - Key Takeaways Strong market fundamentals and a market leading position supporting solid FCF generation growth whilst continuing on our deleveraging path 1 2 Delivering on corporate simplification and portfolio optimization 4 Sustainability embedded in our Plan to support long-term value creation 2025 Capital Markets Day - 55 - Significant capacity over the Strategic Plan to make a step-change in shareholder returns whilst being able to support our vision for 2034 3 5 Highly attractive, unique re-rating potential

2025 Capital Markets Day - 56 - Break

2025 Capital Markets Day - 57 - Roland Wandeler President Biopharma Value Creation Plan 03. Nacho Abia Chief Executive Officer

2025 Capital Markets Day - 58 - Value creation Value creation levers Value creation enablers A Commercial growth B Margin expansion C Pipeline execution Plasma supply & industrial Innovation

2025 Capital Markets Day - 59 - Value creation – Three levers to drive Plasma Economics Liter economics by plasma utilization (illustrative) CPL (Cost per Liter) 0% Others Revenue per Liter Alpha-1 AT IgG Albumin % of plasma utilization 100% Fibrinogen Trimodulin A Commercial growth (Increase revenue – volume & price) Margin Expansion B (Decrease CPL) Pipeline execution (Expand products & indications) C A Commercial growth B Margin expansion C Pipeline execution Plasma Liters Levers

2025 Capital Markets Day - 60 - Value creation Value creation levers Value creation enablers A Commercial growth B Margin expansion C Pipeline execution Plasma supply & industrial Innovation

Commercial growth

Strong portfolio of leading brands

Biopharma FY24 global revenues *(in EUR)*


Alpha-1 & specialty proteins[1]
26%
Total
6.1bn
60%
IG
14%
Albumin

IG

- **GAMUNEX-C:** Leading IVIG, first FDA therapy for CIDP, >20 years of experience, proven efficacy and leadership in the US
- **XEMBIFY:** Only 20% SCIG with FDA-approved dosing for treatment-naïve patients[2]
- **YIMMUGO:** New IVIG from Biotest, about to launch in US

Albumin

- **ALBUTEIN:** FlexBag focused on differentiation for the end user and available in multiple sizes and concentrations
- **Various Albumin Brands:** Comprehensive offering of vials in various sizes to support albumin need across the globe

Alpha-1 & specialty proteins[1]

- **PROLASTIN / PROLASTIN C:** Leading Alpha-1 market for >35 years, #1 prescribed augmentation therapy
- **HyperRAB:** Leading the global market, treating >1M patients and #1 prescribed in the US
- **Various Hyper-Immunes:** Meeting medical need

[1] Includes Hyperimmune IgG, coagulation factors, Fibrin Sealant, Antithrombin III and Tavlesse
[2] Go straight to SCIg without IVIG therapy first

2025 Capital Markets Day - 61 - GRIFOLS

2025 Capital Markets Day - 62 - Commercial growth Positioned to continue to drive high single-digit revenue growth Biopharma revenue evolution (billion EUR) 2024 2029 6.1 High single-digit CAGR High market potential across indications Strong demand led by IG (PID / SID diagnosis rate, IG in CIDP SoC1 ) and other indications (Alpha-1 diagnosis rate) Strong position and building capabilities Grifols well positioned to compete effectively (leading brands, strengthening commercial capabilities, investing in LCM projects and new product launches) Positive momentum from 2024 2024's progress has built strong momentum, and we're optimistic about continued growth 1 Standard of Care

Commercial growth

Clear growth levers and opportunities per protein

	Proteins in portfolio			Proteins in pipeline
	IG	**Albumin**	**Alpha-1 & specialty proteins**	**Fibrinogen**
Opportunities	• Robust market growth and promising future potential • Strong 2024 Biopharma performance and momentum • Well positioned to drive continued product growth for Grifols (volume, price)	• Continued Albumin demand across the world • Grifols well-positioned worldwide ✓ Strong presence in China through SRAAS partnership ✓ Established supplier in US ✓ Positioning in the RoW	**Alpha-1** • Low Alpha-1 diagnosis and treatment • SPARTA efficacy data to enable access ex-US • Potential to increase patient convenience **Hyperimmunes** • Continued demand across the world • Grifols trusted provider worldwide	• Grifols Fibrinogen launch as leading therapy • Evolution of US Standard of Care from Cryo to Fibrinogen concentrate
Goal	**Grow**	**Balance**	**Lead**	**Launch**

2025 Capital Markets Day - 63 - GRIFOLS

2025 Capital Markets Day - 64 - Immunoglobulin Grifols IG with strong 2024 performance and momentum Grifols IG 2024 revenue growth (% cc) 2023 2024 +15% 14% 55% IVIG SCIG FY growth (cc) By geography By administration Accelerating growth in the US (high single-digit growth) Strong Xembify momentum and potential as new SCIG Strong performance ex-US (~3x revenues since 2021) US Int’l IVIG SCIG Double-digit Gamunex-C growth as established and leading IVIG

Immunoglobulin

Market Outlook: IG market with strong growth potential

Projected global IG market volume[1]


6-8%
2024
2029

Strong market growth fundamentals

- Low diagnosis and treatment rate in approved indications (especially PID[2] & SID[3])
- IgG potential beyond approved indications
- Low IG use per capita in many Ex-US regions[4]

IG uniquely positioned as Therapy of Choice

- Multi-modal mechanism of action – able to effectively address multifactorial diseases and heterogeneity within disease origins
- Strong experience and body of evidence – 70+ year established safety profile

[1] Source: MRB
[2] Only ~10-30% PID patients are diagnosed, prevalence of SID is 30x > PID. Source: Primary Immunodeficiencies (PID) – driving diagnosis for optimal care in Europe, European Reference Paper
[3] Not yet approved in the US
[4] US IG consumption per capita is 3x than EU countries

2025 Capital Markets Day - 65 - GRIFOLS

Immunoglobulin

Example CIDP: Complex condition involving multiple MoAs

Diseases

Multifactorial diseases

- PID / SID
- CIDP
- ITP
- MG

CIDP is a multifactorial disease


Neuron
Complement
B lymphocytes
T cells
Cytokines
Damaged myelin sheath
Macrophage
Autoantibodies
Blood vessel

Several mechanisms play a role in CIDP including inflammation, demyelination, and axonal damage

IVIG disrupts inflammation through multiple MoAs

- Blockade of FcRn receptors[3]
- Inhibition of complement activation[1]
- Regulation of T-cell and B-cell activation[4]
- Macrophage inhibition via Fc-gamma receptors[3,4]
- Neutralization of pathologic autoantibodies[4]
- Downregulation of inflammatory cytokines[1,5b]

[a]The precise mechanism of action of IVIG in treatment of CIDP has not been fully elucidated.
[b]And upregulation of anti-inflammatory cytokines.[5]

References: 1. Dalakas MC. *Nat Rev Neurol.* 2011;7(9):507-517. **2.** Durandy A. *Clin Exp Immunol.* 2009;158(suppl 1):2-13. **3.** Dalakas MC. *Expert Rev Neurother.* 2023;22(11-12):953-962. **4.** Ritter C. *J Neuroinflammation.* 2015;12:148. **5.** Bayry J. *J Allergy Clin Immunol Pract.* 2023;11(6):1688-1697.

2025 Capital Markets Day - 66 - GRIFOLS

Immunoglobulin

Grifols Outlook: Positioned to drive high single-digit growth

IG volume


6-8%
Market
High single-digit
Grifols
2024
2029

Four levers to drive growth ...

1. Build on Grifols' **leading brands** (Gamunex-C, Xembify, Yimmugo)
2. Lead growth in **immunodeficiencies** (accelerating diagnosis and treatment)
3. **Maintain leadership in CIDP**, strengthening IG as SoC[1] and developing CIDP indication for Xembify
4. Continue to drive **profitable ex-US growth**

... underpinned by continued innovation

Life cycle management to improve offering

- Xembify Pre-filled syringes
- Gamunex-C in bags

New products & indications to expand use

- Xembify SID in CLL, MM & NHL
- Xembify in CIDP
- IgG in Dry Eye Disease

Short-mid & long-term yield improvements

[1] Standard of Care

2025 Capital Markets Day - 67 - GRIFOLS

2025 Capital Markets Day - 68 - Launch Expand Differentiate Immunoglobulin Investing in LCM to differentiate and foster market growth Xembify: • 2024: Launch in 9 EU markets and Australia • 2025-2026: 10-13 additional markets Yimmugo: • 2025: Launch in US Xembify Pre-filled Syringes1 , improving patient convenience Gamunex-C in bags1 (vs. vials), providing more options Xembify CIDP Xembify SID Gamunex-C SID Leverage Real World Evidence Bringing products to new markets Untap potential through new indications, e.g.: Providing best-in-class offering, e.g.: 1 Not yet approved by the FDA

Alpha-1

Grifols clear leader in Alpha-1 with large market opportunity

Grifols' unique positioning

1 Grifols Global market leadership

- Leading Alpha-1 market for >35 years with ~70% market share
- Prolastin-C's direct model and dedicated specialty pharmacy are key differentiators in the US

2 Unique Alpha-1 testing capabilities

- Leader in identifying AATD patients by offering screening for genetic risk and AAT serum levels
- Launched direct-to-patient test in the US

Alpha-1 market opportunity

Estimated PiZZ patients *(worldwide)*[1]


Diagnosed patients
~10%
~230k patients
~90%
Not diagnosed patients[2]

[1] Source: Estimated Worldwide Prevalence of the PI*ZZ Alpha-1 Antitrypsin Genotype in Subjects With Chronic Obstructive Pulmonary Disease. Ignacio Blanco, Isidro Diego, César Castanón, Patricia Bueno, Marc Miravitlles., 2023

[2] Source: Campos MA, Wanner A, Zhang G, et al. *Trends in the diagnosis of symptomatic patients with alpha1-antitrypsin deficiency between 1968 and 2003.* Chest. 2005;128(3):1179-86

2025 Capital Markets Day - 69 - GRIFOLS

2025 Capital Markets Day - 70 - Alpha-1 15% SubQ Double-dose Next generation Alpha-1 therapeutic SPARTA: Largest ever efficacy study in AATD designed to show outcomes Alpha-1 Investing to maintain Alpha-1 leadership and treat more patients Three levers for growth … Sustain leadership position leveraging unique value proposition and best-in-class patient support Grow the market: Lead patient identification (HCP screening and Alpha-1 ID at home) Expand patient access (US access, ex-US reimbursement) 1 2 … underpinned by investment in innovation 3 Strengthen body of evidence Evolve product offering SPARTA: enhancing payer proposition • Strengthen payer position in US • Secure broader reimbursement ex-US Expand reimbursement Working with leading IDNs on programs to leverage electronic medical records Improve patient identification

Fibrinogen

On track to launch Fibrinogen as new protein[1] in our portfolio

Fibrinogen physiology



Fibrinogen (coagulation factor I) is **fundamental to effective clot formation**[1]

During major bleeding episodes, it is the **first clotting factor to reach critically low levels**[2]

Fibrinogen deficiency is consistently associated with **poor patient outcomes** [3]

Fibrinogen Concentrate use

Congenital Fibrinogen Deficiency (CFD)


5%

- **Very rare**[4]**, inherited bleeding disorder** affecting either the quantity or quality of circulating fibrinogen
- Fibrinogen concentrate **used in prophylaxis** and **treatment of bleeding episodes** in these patients

Acquired Fibrinogen Deficiency (AFD)


95%

- May be due to **bleeding** (increased consumption, hemodilution) or **reduced synthesis**
- AFD can only be corrected through **administration of exogenous fibrinogen**[5].
- Fibrinogen concentrate allows for **rapid and convenient correction of AFD**

(1) Not yet approved in the US; (2) Levy JH, et al. Transfusion. 2014 May;54(5):1389-405 (3) Grottke O, et al. Semin Thromb Hemost. 2020 Feb;46(1):38-49 (4) Novak A, et al. Expert Rev Hematol. 2018 May;11(5):351-360 (5) Prevalence of afibrinogenemia is 1:106 inhabitants. Hypo- and dysfibrinogenemia are more frequent, but their prevalence is difficult to establish as they may be asymptomatic (6) (Boer C, et al. J Cardiothorac Vasc Anesth. 2018 Feb;32(1):88-120.);, McQuilten ZK, et al. Injury 2017; 48: 1074e81., Charbit B, et al. J Thromb Haemost. 2007 Feb;5(2):266-73.). Roy A, et al. J Thromb Haemost. 2020 Feb;18(2):352-363.

2025 Capital Markets Day - 71 - GRIFOLS

Fibrinogen

Important opportunity to evolve the Standard of Care in the US

Per capita consumption of fibrinogen concentrate, 2023 (g/1k population)


Current SoC
Cryo
Combination of FC and Cryo
Fibrinogen Concentrate
0.2
0.4
1.1
1.4
2.1
2.1
3.2
5.5
Current market size ($M)
54(4)
10(1)
20(1)
43(1)
29(2,3)
37(1)
75(1)
13(1)
Markets to be developed
Growing markets
Established markets

>800M$
US market size

- Fibrinogen Concentrate is SoC in many EU markets
- US & UK use Cryo as the source for fibrinogen in AFD
- Canadian market has grown rapidly since adopting fibrinogen concentrate

Note: Cryo = Cryoprecipitate; AFD = Acquired Fibrinogen Deficiency; SoC = Standard of Care; FC = Fibrinogen Concentrate
(1) MRB 2023: The plasma proteins market in Europe (published Dec 2024) (2) CA Market volume based on: Provincial Laboratory Medicine Services/ Provincial blood coordination office of Canada (3) CA revenue calculated with commercial ASP published in MRB 2021/2022: The plasma proteins market in Canada (published Nov 2022) (4) MRB 2023: The plasma proteins market in The United States (published June 2024)

2025 Capital Markets Day - 72 - GRIFOLS

Fibrinogen

On track to launch Fibrinogen post approval end of 2025

Regulatory dossiers submitted, on track for launches

2024

Fibrinogen AdFirst[1] clinical study completed
- ✓ EU DCP submitted
- ✓ US BLA submitted

2025

Preparing to share AdFirst study results
- Publication and medical conference

2026

Expect approval & launch end of 2025
- First in the EU (Q4'25)
- Later on in the US (1H'26)

Opportunity both in the US and established markets

1. Aim to position Fibrinogen concentrate as a **differentiated therapy** given its clinical profile and evidence[2]
2. Lead **evolution of US Standard of Care** from Cryo to Fibrinogen Concentrate
3. **Gain share** in established markets
4. Expand **body of evidence** through LCM

[1] Ph3 in AFD due to severe bleeding in 2 different surgical settings (non-inferiority trial): spinal surgery (vs FFP), cytoreductive surgery for PMP (vs Cryo)
[2] The new Fibrinogen concentrate has been designed to allow a swift replenishment of fibrinogen levels in bleeding patients, as it can be stored next to the patient, readily available at room temperature, and be reconstituted in a quick and simple way

2025 Capital Markets Day - 73 - GRIFOLS

2025 Capital Markets Day - 74 - Value creation Value creation levers Value creation enablers A Commercial growth C Pipeline execution Plasma supply & industrial Innovation B Margin expansion

2025 Capital Markets Day - 75 - Margin expansion Three levers to drive margin expansion Plasma sourcing mix Plasma collection excellence Yield & manufacturing efficiencies 2024 2029 2 3 1 Yield 1 2 3 Mfg.

2025 Capital Markets Day - 76 - Note: Data at end of 2024 Margin expansion | 1 – Plasma sourcing mix Optimize plasma sourcing in a global & diversified network US 298 DCs (8 IK centers integrated by Jan 1st ‘25) Europe 58 DCs 40 DCs from Biotest Egypt 10 DCs Strategic partnership Canada 12 DCs (including strategic partnership with CBS) Optimize US footprint Preserve the business Egypt self-sufficiency and possible expansion to other regions Canada self-sufficiency Optimize plasma mix based on demand growth Enabling Profitable ex-US growth Note: Data at end of 2024

2025 Capital Markets Day - 77 - 2019 2021 2024 Plasma Cost Per Liter Margin expansion | 2 – Plasma collection excellence Considerable progress with Cost per Liter reduction Network rationalization Streamlined organization and donor center operations Optimized donor compensation Individualized nomogram rollout (partially) Close to pre-covid levels (adjusted for inflation)

2025 Capital Markets Day - 78 - 2019 2021 2024 2029 Plasma Cost Per Liter Margin expansion | 2 – Plasma collection excellence Four clear drivers to further reduce Cost per Liter Further reduction of cost per liter Increase collections per center Increase donor center utilization by improving center performance, donor retention and capacity management Personalize donor compensation Leverage data analytics to implement smart compensation model and a differentiated, digitally-enabled experience Drive operational excellence Deliver an improved donor service across the fleet by enhancing throughput times, plasma yield and optimal staffing levels Full individualized nomogram rollout Further expand implementation of improved nomogram by rolling it out across all US donor centers (detail next) Plasma Cost Per Liter

Margin expansion | 2 – Plasma collection excellence

Driving progress: On track for 100% US implementation of individualized nomogram by 2026

Weight-based nomogram

Individualized nomogram

Enhanced donor collection target based on weight, height and hematocrit

Improves quality and donor satisfaction while optimizing donation productivity through higher plasma yields

2024

Achieved ~60% implementation in our U.S. donor centers

- **Increased plasma volume** per donation
- Impact mostly **reflected in 2025 P&L**

2025 – 2026

Reach 100% individualized nomogram US adoption by 2026

2025 Capital Markets Day - 79 - GRIFOLS

2025 Capital Markets Day - 80 - • Improvements within current IgG manufacturing process Progress so far Evolve (3-7 years) Transform (+7 years) >5% IgG Yield improvement >20% IgG Yield Improvement >30% IgG Yield Improvement Note(s): Figures based on Gamunex yield improvement and compared to 2023 data Margin expansion | 3 – Yield improvement Roadmap in place to continue to increase E2E IgG yield Optimize (1-4 years) • Further incremental plant improvement for current Gamunex-C process • Enabled by Advanced analytics • Embrace new technology to obtain IgG, improving manufacturing recovery • Revised Gamunex-C next generation process, seeking improvements in yield and product profile >10% IgG Yield Improvement

2025 Capital Markets Day - 81 - Margin expansion | 3 – Continuous improvement Continuous improvement to further improve margin Operational improvement Plan Since 2022, we have significantly increased our margins across our value chain Building on process and capabilities to drive continued improvement across the organization and improve margins Continuous Improvement approach & mindset Labor productivity (Plasma collections per FTE) Plasma cost per Liter Plasma volume supply Manufacturing cost per liter Biopharma: manufacturing and commercial excellence Innovation: R&D acceleration Plasma: donor attraction & retention, operational efficiencies Corporate: OpEx optimization Examples Yield improvement

2025 Capital Markets Day - 82 - Value creation Value creation levers Value creation enablers A Commercial growth B Margin expansion C Pipeline execution Plasma supply & industrial Innovation

2025 Capital Markets Day - 83 - Streamline and focus our pipeline Strengthen capabilities across R&D value chain • Systematic portfolio and pipeline review, closing projects from non-core therapeutic areas • >120M€ reallocated • Enhanced prioritization & mindful growth pipeline over time • New leadership with new talent and capabilities brought in • Further developed external innovation capabilities • Stepping up digital & AI capabilities Pipeline execution Strengthening our portfolio and innovation engine • Focus on bringing the current pipeline to the market faster • Improved cross-functional governance for fast decision-making & business focus Accelerate time-to-market for key programs 1 2 3

Pipeline execution

Driving traction across LCM, new products & yield optimization

Lifecycle Management (LCM)

Maximize value of current products by **serving more patients** across indications and **enhancing their experience**

- Xembify pre-filled syringes
- Gamunex-C in bags
- Xembify into SID in CLL, MM & NHL
- Gamunex in SID
- Xembify in CIDP
- Alpha-1 pivotal efficacy trial (SPARTA)
- Alpha-1 SubQ 15%

New products

Bring new proteins & products to market to address **unmet medical needs** and **improve patient outcomes**

- Fibrinogen in congenital and acquired Fibrinogen deficiency
- Trimodulin in sCAP (and beyond)
- IgG in Dry Eye Disease
- GigaGen

Yield optimization

Develop new manufacturing processes to **make the most of each donation**

- Short term: current process improvement
- Mid term: Gamunex-C next generation
- Long term: embrace new technology to obtain IgG

2025 Capital Markets Day - 84 - GRIFOLS

2025 Capital Markets Day - 85 - Value creation Value creation levers Value creation enablers A Commercial growth B Margin expansion C Pipeline execution Plasma supply & industrial Innovation

2025 Capital Markets Day - 86 - Plasma supply footprint Donor centers network in place to enable future growth Note(s): Donor centers data at end of 2024 US 298 DCs (8 IK centers integrated by Jan 1st ‘25) Europe 58 DCs 40 DCs from Biotest Egypt 10 DCs Strategic partnership Canada 12 DCs (including strategic partnership with CBS) • Network in place to support growth in the next 5 years • Focus on increasing collections per center in the US • Doubling plasma collection network in Egypt in 2025 and completing Canada network Plasma network

2025 Capital Markets Day - 87 - Barcelona (Parets) Los Angeles North Carolina (Clayton, RTP) Dublin Montreal Dreieich New Cairo Industrial footprint Manufacturing network in place to enable future growth … Note(s): Bubble size is relative to manufacturing capacity … with targeted and efficient CAPEX investment over the next 5 years Industrial capacity • Added capacity from recent investments (Clayton, Montreal and Dublin) • Focused investments to maximize current potential (Barcelona, Clayton and LA) • Paving the road for next major expansion in 2030+ Manufacturing plants Future Manufacturing plants

2025 Capital Markets Day - 88 - Value creation Value creation levers Value creation enablers A Commercial growth B Margin expansion C Pipeline execution Plasma supply & industrial Innovation

2025 Capital Markets Day - 89 - Plasma In addition to plasma Pulmonology Critical care Infectious diseases 2 Immunology / Autoimmune 1 Opportunistic 3 4 5 Plasma is our core: raw material that we already collect, where we have extensive knowledge, with significant future potential, and a priority for value maximization Evolve premium plasma therapeutics portfolio with leading brands in Grifols core Therapeutic Areas (Prioritize within TAs and partner outside) We have unique knowledge in certain Therapeutic Areas that we can leverage to expand beyond plasma Create a unique pipeline of non-plasma assets (e.g., GigaGen for immunology / autoimmune and infectious diseases) with clear competitive advantage based on Grifols heritage Therapeutic Areas Innovation Our strategic framework

Innovation

Biopharma R&D pipeline

Selection of key projects

	Pre-clinical	Phase 1	Phase 2	Phase 3	Regulatory	Product Development
Immunology / autoimmune	Next generation process for Gamunex-C IgG			Xembify SID in CLL, MM & NHL		Gamunex-C in bags
	New recombinant treatments for autoimmune disease			Xembify in CIDP		Xembify Pre-filled syringes
						Gamunex in SID[2]
Infectious diseases	Recombinant IgG polyclonal antibodies for infectious diseases	Giga 2339 HBV	Trimodulin new indication	Trimodulin in sCAP		
Pulmonology	Next generation Alpha-1		Alpha-1 SubQ 15%	Alpha-1 SPARTA (post-marketing commitment)		
Critical care					Fibrinogen congenital and acquired deficiency	
Others	GigaGen platform (Botulism Toxin & others) ★		IgG (Flebo) in Dry Eye Disease[1] ★			
	Chronos Parkinson Disease ★	Giga 564 Onco ★				

Plasma | In addition to plasma | ★ External collaboration

Note(s): 1. Start in 2025; 2. Based on RWE

2025 Capital Markets Day - 90 - GRIFOLS

2025 Capital Markets Day - 91 - 2024 2025-2029 Innovation Launch dates Fibrinogen congenital & acquired deficiency Gamunex-C in bags Xembify Pre-Filled Syringes Alpha-1 SPARTA (efficacy) • Xembify biweekly dosing Label expansion • Prolastin 4-5g Launched in 5 European markets (+3-5 in 2025) • Fibrin sealant pediatric Label change Today Alpha-1 SubQ 15% Xembify SID in CLL, MM & NHL Trimodulin in sCAP • Xembify in Europe Launched in 9 EU markets and Australia (+10-13 countries in 2025-2026) Gamunex in SID Xembify in CIDP

2025 Capital Markets Day - 92 - Innovation 2025 key milestones • IgG: ✓ Xembify CIDP: IND Submission ✓ Gamunex-C in bags: FDA submission • Alpha-1 SubQ 15%: Phase 1/2 topline results • Fibrinogen Congenital & Acquired Deficiency: EU approval • Giga HBV: Complete 25% patient enrollment • Giga Oncology Phase 1B (dose expansion): 1st patient enrolled • OSIG in Dry Eye Disease: Phase 2 IND submission H1 H2

New products

Trimodulin: ESsCAPE trial (sCAP indication)


Biotest

- **Unique IgG preparation:** combination of polyclonal antibodies (IgG, IgM and IgA)
- **Triple MoA:** clearing pathogens, neutralizing toxins and modulating uncontrolled hyper-inflammatory patient response

Promising clinical evidence in phase 2

Ph2 CIGMA Study post-hoc results demonstrate there is a significant reduction in mortality with Trimodulin

Mortality rate (%) of Ph2 CIGMA study


Placebo
Trimodulin
27.8
22.2
80%
30.5
13.8
45%
30.9
14.3
46%
36.6
11.8
32%
All patients (n=160)
CRP ≥ 70mg/ml (n=124)
IgM ≤ 0.8g/L (n=111)
CRP ≥ 70mg/ml and IgM ≤ 0.8g/L (n=92)

Positive feedback from FDA, PEI and clinical experts **on population selection & clinical trial design for phase 3**

2025 Capital Markets Day - 93 - GRIFOLS

New products | Trimodulin

Trimodulin: pipeline in a product opportunity



Potential population
(k patients)
Current pipeline
Future potential
300
800-1000
sCAP1
Sepsis Patients in Intensive Care Unit (ICU)

Leading indication: sCAP

Current pipeline: severe community-acquired pneumonia (sCAP)

Indication sequencing: pipeline in a product

Future potential: broad sepsis indication being explored, affecting multiple severe infections, mainly LRTIs, IAIs and UTIs

Severe Infections on ICU	Mortality Rate (%)
LRTIs - Low Respiratory Tract Infections	28%
IAIs – Intra Abdominal Infections	31%
UTIs – Urinary Tract Infections	17%

These infections account for ~80% of all sepsis cases

Note(s): 1. Severe Community-acquired pneumonia
Sources: Market Understanding and Commercial Opportunity of Trimodulin in sCAP, 2023; Market Understanding and Commercial Opportunity of Trimodulin in Sepsis, 2024

2025 Capital Markets Day - 94 - GRIFOLS

Early-stage innovation

GigaGen platform disruptive technology

GigaGen technology is a disruptive drug discovery platform of recombinant polyclonal and monoclonal antibodies



Immune repertoire



Capture



Re-create

Recombinant polyclonal antibodies



Exceptional monoclonal antibodies



Adler A et al. MAbs 2017;9(8):1282-1296

Progressing with clinical development

2025 Capital Markets Day - 95 -

Early-stage innovation

GigaGen: Ready to scale up

Progressing with platform validation — Scale

2024

- **1st in human** monoclonal antibody for **oncology (Q2'24)**, in **partnership** with **National Cancer Institute**
- **1st in human** polyclonal antibodies to cure **Hepatitis B (Q4'24); human proof-of-concept** for polyclonal approach (3+B€ worldwide total spending per year)
- **Partnership with BARDA** (up to 135M$) starting with **Botulinum Neurotoxin program;** platform for emerging threats countermeasure

Scale the pipeline with multiple targets in infectious diseases and immunodeficiencies (discovery programs)

2025 Capital Markets Day - 96 - GRIFOLS

2025 Capital Markets Day - 97 - Early-stage innovation Chronos PD: a bridge between plasma knowledge & analytics >100M plasma donor samples collected over 15 years Pilot study for Parkinson’s Disease Establish an early-warning system for the emergence of the disease • Financed by Michael J. Fox Foundation for Parkinson’s Disease • Project status on track for completion in Q2 2025 Donor samples Health data Real-world and individual health data (tokenized electronic medical records) Enabled by unique AI capabilities and machine learning platforms to understand disease drivers and markers Detect disease before symptoms appear, personalize treatments, and improve outcomes and QoL for patients worldwide Data Analytics Path forward: expand to other disease areas with multiple partnerships Chronos: moving from age-related to disease specific proteomics +

2025 Capital Markets Day - 98 - Diagnostic Significant cash contributor with a clear plan to increase value Diagnostic is not distractive from Biopharma core, but complementary (e.g., supporting strategic initiatives like A1AT testing program, AT-III and fibrinogen) Significant EBITDA margin and cash flow contribution to the group Clear strategy, plan and initiatives defined to execute the vision becoming a leading player in Transfusion Medicine and expansion to the broadest market of Clinical Diagnostics

Diagnostic | Strategy

Path to solidify leadership in Transfusion Medicine and expand


Transfusion medicine
In Vitro Dx market (2024)
~1
~1
~1
Adjacent clinical Dx
~121 Bn€

Secure leadership in the IVD **Transfusion Medicine** segment

Blood Typing Solutions

- Keep **double-digit growth**
- Strengthen presence in **core markets** (US, EMEA & APAC)
- Continue increasing **profitability**
- ★ Develop **next-gen BTS** instruments to further boost growth

Donor Screening (Molecular)

- Manage **Procleix Panther** Life-Cycle (e.g., Arboplex, UPW & Plasmodium)
- Sustain **leadership position**
- ★ Develop **Next Generation NAT**

Donor Screening (Immunoassay)

- ★ Develop **new immunoassay technology** for blood and plasma screening

Become an innovative and specialized player in Clinical DX

Leverage new testing platforms to enter **adjacent Clinical Diagnostics segments**

Support Biopharma testing programs & new drug development

★ Pipeline projects

2025 Capital Markets Day - 99 - GRIFOLS

Diagnostic | Innovation

Strong progress in our pipeline execution


Transfusion medicine
In Vitro Dx market (2024)
~1
~1
~1
Adjacent clinical Dx
~121 Bn€

Barcelona Platform (2026)

Most innovative Blood Typing solutions (BTS) platform: gel Card tech, modular and trackable

Achieve leadership position in Blood Typing



ISARD Immunoassay Platform (2029)

1st Grifols Immunoassay platform: multiplexing, ultra highly sensitive, modular and trackable

Untap 1B$ **Serology** Donor Screening **market**



Mundaka Molecular Platform (2030)

Grifols next generation NAT platform: high multiplexing, sensitive, fast and integrated

Maintain NAT leadership in the long-term



Our new testing platforms will allow us to **untap other markets in the Clinical Diagnostic segment** as Immunoassays and Molecular Dx

2025 Capital Markets Day - 100 - GRIFOLS

2025 Capital Markets Day - 101 - Key Takeaways Strong plasma demand across indications with a clear plan to drive IgG growth, maximize opportunities of additional proteins and launch Fibrinogen 1 2025 Capital Markets Day - 101 - Plasma sourcing mix, collection excellence and yield & manufacturing efficiencies as the three key levers to boost profitability 2 Well-invested to support future growth leveraging current plasma centers fleet and maximizing fractionation capacity 3 Focus on accelerating pipeline execution (LCM and new proteins) and developing new models to create further value in the future (e.g., GigaGen, Chronos & Transfusion medicine projects) 4

2025 Capital Markets Day - 102 - Nacho Abia Chief Executive Officer 04. Concluding Remarks

Key Takeaways

Grifols is well-positioned to unlock its full potential to deliver remarkable value creation

- We have a **clear strategy in place** backed by strong fundamentals
- We leverage our **leadership position** in an **attractive industry**
- We are disciplined with our **capital allocation** to drive **FCF growth** and **deleveraging**
- We plan to deliver on corporate **simplification** & portfolio **optimization**
- We have **talented leaders** and **world-class teams** to succeed

We are confident about achieving our financial metrics *(in €)*

Revenues		EBITDA		Free Cash Flow pre-M&A[1]	
7,550-7,600m *2025*	**~10.0bn** *2029*	**1,875-1,925bn** *2025*	**~2.9bn** *2029*	**350-400m** *2025*	**~1.2bn** *2029*

[1] Free Cash Flow pre-M&A: Cash flow generation from operating and investing activities (Free Cash Flow) excluding net proceeds from the sale of SRAAS shares;

2025 Capital Markets Day - 103 - GRIFOLS

2025 Capital Markets Day - 104 - Q&A

2025 Capital Markets Day - 105 - 05. Annex

2025 Capital Markets Day - 106 - EBIT to EBITDA and EBITDA Adjusted In thousand of euros 371,859 317,034 299,321 203,802 1,192,016 782,317 255,252 (110,130) (108,364) (114,310) (106,139) (438,944) (456,263) (113,869) Reported EBITDA 481,990 425,398 413,631 309,941 1,630,960 1,238,580 369,122 % Net revenue 24.4% 23.7% 22.8% 19.1% 22.6% 18.8% 20.9% Restructuring costs 1,889 21,673 10,095 2,326 35,982 159,343 19,916 Transaction costs 9,306 7,882 16,145 15,318 48,650 47,602 19,590 Impairments 24,265 787 - - 25,052 1,794 1,794 Biotest Next Level Project 7,340 5,113 4,922 16,798 34,173 33,100 33,100 SRAAS One-off - - (5,618) - (5,618) - - Other non-recurring items 1,155 1,245 1,613 6,020 10,032 (18,830) - Total adjustments 43,954 36,700 27,157 40,461 148,271 223,009 74,400 Adjusted EBITDA 525,944 462,098 440,788 350,402 1,779,232 1,461,589 443,522 % Net revenue 26.6% 25.8% 24.2% 21.6% 24.7% 22.2% 25.1% Q4 2024 Q3 2024 Q2 2024 Q1 2024 FY 2024 FY 2023 Q4 2023 Depreciation & Amortization OPERATING RESULT (EBIT)

2025 Capital Markets Day - 107 - Leverage Ratio as per Credit Agreement In millions of euros except ratio. Q4'24 Q3'24 Q2'24 Q1'24 Q4'23 Non-Current Financial Liabilities 9,491 8,836 8,752 9,650 10,034 Non-recurrent Lease Liabilities (IFRS16) (1,025) (969) (1,025) (1,026) (1,004) Current Financial Liabilities 676 1,017 2,757 1,745 1,023 Recurrent Lease Liabilities (IFRS16) (117) (111) (109) (111) (107) Cash and Cash Equivalents (980) (645) (2,113) (449) (530) Net Financial Debt as per Credit Agreement 8,046 8,128 8,262 9,811 9,416 In millions of euros except ratio. LTM Q4'24 LTM Q3'24 LTM Q2'24 LTM Q1'24 FY 2023 OPERATING RESULT (EBIT) 1,192 1,075 1,005 934 781 Depreciation & Amortization (439) (443) (444) (441) (458) Reported EBITDA 1,631 1,518 1,450 1,375 1,239 IFRS 16 (113) (113) (110) (104) (102) Restructuring costs 55 57 34 24 159 Transaction costs 49 59 65 59 48 Cost savings, operating improvements and synergies on a "run rate" 159 146 136 131 134 Other one-offs (28) (62) (75) (43) (7) Total adjustments 122 8 7 5 0 6 6 232 Adjusted EBITDA LTM as per Credit Agreement 1,753 1,605 1,500 1,442 1,471 Leverage Ratio as per Credit Agreeement 4.6x 5.1x 5.5x 6.8x 6.4x

2025 Capital Markets Day - 108 - Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet In millions of euros except ratio. Q4'24 Q3'24 Q2'24 Q1'24 Q4'23 Non-Current Financial Liabilities 9,491 8,752 8,752 9,650 10,034 Current Financial Liabilities 676 2,757 2,757 1,745 1,023 Cash and Cash Equivalents (980) (2,113) (2,113) (449) (530) Net Financial Debt 9,187 9,396 9,396 10,947 10,527 In millions of euros except ratio. LTM Q4'24 LTM Q3'24 LTM Q2'24 LTM Q1'24 FY 2023 OPERATING RESULT (EBIT) 1,192 1,005 1,005 934 781 Depreciation & Amortization (439) (444) (444) (441) (458) Reported EBITDA 1,631 1,450 1,450 1,375 1,239 Leverage Ratio Reported 5.6x 6.5x 6.5x 8.0x 8.5x

2025 Capital Markets Day - 109 - In million Euros 2024 2023 In million Euros 2024 2023 EBITDA Adjusted 1,779 1,474 Net Cash Flow From Operating Activities 1 902 219 Changes in working capital (14) (406) Net Cash Flow From Investing Activities 1 887 (395) CAPEX (233) (224) Free Cash Flow 1,789 (176) R&D and IT (139) (86) SRAAS proceeds net of transaction costs and taxes2 1,523 - Taxes (176) (159) Free Cash Flow pre-M&A 266 (176) Interests (561) (515) Others (8) -65 FCF Before Extraordinary Items 649 2 0 Extraordinary Growth CAPEX (276) -73 Restructuring and transaction costs (107) -122 Free Cash Flow 266 (176) 1 Statement of Cash Flow According IFRS-EU 2 As per Note (12) of the 2024 Consolidated Annual Accounts Free Cash Flow pre-M&A reconciliation Free Cash Flow pre-M&A = Adjusted EBITDA - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

2025 Capital Markets Day - 110 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 27, 2025